Exhibit 99.1

Santiago, November 15, 2016

Mr. Eric Parrado Herrera

Superintendent of Banks and Financial institutions

Ref: Material Event related to contracts with related parties

Mr.Superintendente:

In accordance with Articles 9 and 10 of Law 18,045 and the provisions in Article 147 of Law 18,046, we report that in ordinary session yesterday November 15, 2016, the Board of Banco Santander - Chile, here in after the "Bank", approved the following transactions with related parties, for the following contracts:

1.	With society Isban Spain, IT support contract for the following projects “Proyectos APP, Automatización Flujo Bloomberg a Murex y Buzón Virtual – Certificados en Línea”
2.	With Isban Mexico: “Carga de Campañas y Triggers”

With regard to these operations, the following Directors of the Bank, Mr. Vittorio Corbo Lioi, who chaired the meeting, and the other directors attending Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres, Marco Colodro Hadjes, Juan Pedro Santa María Pérez, Orlando Poblete Iturrate, Ana Dorrego de Carlos and Andreu Plaza López as well as the alternate directors Blanca Bustamante and Raimundo Monge expressed the desirability for the Bank in hiring the services mentioned in prices, terms and conditions similar to those prevailing in the market and in accordance with the resolutions adopted in the Audit Committee on November 14, 2016, regarding these contracts.

Sincerely,

Claudio Melandri

CEO